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                                                      Filed by Tyson Foods, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                                under the Securities Act of 1934
                                                      Subject Company: IBP, inc.
                                                      Commission File No. 1-6085
                                                                January 25, 2001

                            Press Release issued by Tyson dated January 25, 2001

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Media Contact:    Ed Nicholson
                      (501) 290-4591

Investor Contact: Louis Gottsponer
                      (501) 290-4826


         Tyson Extends Cash Tender Offer for IBP to February 7, 2001;
                    Delays Filing Exchange Offer Documents

Springdale, AR (January 25, 2001) Tyson Foods, Inc. (NYSE: TSN) today announced that it is extending the expiration date of its offer to purchase for cash up to 50.1% of the outstanding shares of common stock of IBP, inc. (NYSE: IBP). The offer is now scheduled to expire on February 7, 2001 at 12:00 midnight, New York City time. Except as modified by this extension, the terms and conditions of the cash tender offer remain in effect and unmodified. As of the close of business on January 24, 2001, 99,194,970 shares of IBP common stock, representing approximately 94% of the total outstanding shares, had been tendered and not withdrawn pursuant to the cash tender offer.

In a letter sent to IBP's Special Committee yesterday, Tyson also said that it was delaying the closing of its cash tender as well as the filing of its exchange offer documents due to a Securities and Exchange Commission comment letter that recently came to light regarding IBP's recent financial statements. The full text of Tyson's letter to IBP is attached to this press release.

John Tyson, Chairman, President and Chief Executive Officer, said, "We continue due diligence efforts and look forward to resolution of the SEC matters. We will carefully monitor this situation to determine what impact, if any, the resolution of these questions related to past accounting practices will have on the financial statements and business."

Tyson also said that it has substantially complied with the Department of Justice's second request related to its Hart-Scott-Rodino Antitrust Improvements Act filing regarding the transaction. The waiting period under the Act is scheduled to expire at 11:59 p.m. EST Saturday, January 27, 2001.

About Tyson Foods, Inc.

Tyson Foods, Inc., headquartered in Springdale, Ark., is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,400 contract growers in 100 communities. Tyson has operations in 18 states and 15 countries and exports to 73 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Through its Cobb-Vantress subsidiary, Tyson is also a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Original(R) brand, as well as a leading provider of live swine.

About IBP, inc.

Headquartered in Dakota Dunes, South Dakota, IBP has more than 60 production sites in North America, joint venture operations in China, Ireland and Russia and sales offices throughout the world. The company, which generated sales of $14.1 billion in 1999, employs 49,000 people. IBP has four business segments: the IBP Fresh Meats Company, Foodbrands America, Inc., the Consumer Branded Products Group and the IBP International Sales Company.

Forward Looking Statements.
---------------------------

Certain statements contained in this communication are "forward-looking statements", such as statements relating to future events and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risk that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing,
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including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION
---------------------

LASSO ACQUISITION CORPORATION ("LASSO"), A WHOLLY OWNED SUBSIDIARY OF TYSON FOODS, INC. ("TYSON") HAS COMMENCED AN OFFER FOR UP TO 50.1% OF THE OUTSTANDING SHARES OF COMMON STOCK, OF IBP, INC. ("IBP") AT $30.00 NET PER SHARE TO SELLER IN CASH. THE OFFER CURRENTLY IS SCHEDULED TO EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON WEDNESDAY, FEBRUARY 7, 2001, UNLESS EXTENDED BY LASSO IN ITS DISCRETION. TYSON'S OFFER IS BEING MADE ONLY BY WAY OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS OR SUPPLEMENTS THERETO AND IS BEING MADE TO ALL HOLDERS OF IBP'S SHARES. MORE DETAILED INFORMATION PERTAINING TO TYSON'S OFFER AND THE PROPOSED EXCHANGE OFFER AND MERGER WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SEC, IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON, LASSO AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS
                                    ------------------
CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999, ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP or exchange offer for IBP shares. Any issuance of Tyson Class A common stock in any proposed merger with IBP or exchange offer for IBP shares would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.
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ATTACHMENT:

LETTER TO IBP SPECIAL BOARD COMMITTEE

                                                         January 24, 2001

Special Committee of the Board of Directors of IBP, inc.
IBP, inc.
800 Stevens Port Drive
Dakota Dunes, SD  57049


                      Re:  Tyson Foods, Inc. and IBP, inc.
                           -------------------------------


Ladies and Gentlemen:

          Tomorrow morning we will issue a press release extending the expiration date of our cash tender offer to February 7, 2001, ten business days from today. We intend to include this letter with our release.

          On December 29, 2000, the Friday before Tyson and Smithfield entered into final competitive negotiations, your counsel received a letter from the Securities and Exchange Commission containing 45 comments on IBP's financial statements filed in its most recent 10K, 10Q and 8K. These comments raise various accounting issues, including IBP's accounting for certain recent acquisitions. Tyson was informed of these comments on January 10, 2001. As you know, we strongly believe this information should have been disclosed to Tyson prior to our negotiation.

          We have asked IBP and its accountants to outline their response to these comments. Our January 19, 2001 meeting on these issues was helpful. We understand you expect to deliver your definitive response to the SEC on January 26, 2001.

          Our cash tender offer incorporates both historical financial results and pro forma information, all prepared in reliance on IBP's financial statements as filed with the SEC and other representations made to us. Accordingly, we believe it prudent to delay any closing of the cash tender offer until you and your accountants fully satisfy the SEC. Once that process is complete, we can assess the impact and materiality of any changes to your financial statements and business. We hope these matters can be resolved quickly, however, we intend to extend the expiration date as necessary to complete this process.

          Finally, because our exchange offer documents must also incorporate your financial statements, we cannot commence the exchange offer for IBP shares until these issues have been resolved.

          We are ready to assist with these matters and want to promptly complete the Tyson/IBP combination.


                                    Very truly yours,




                                    Les R. Baledge
                                    Executive Vice President and
                                    General Counsel

cc: Richard D. Katcher, Esq.
      Seth A. Kaplan, Esq.
      Wachtell, Lipton, Rosen & Katz

      Sheila B. Hagen, Esq.
      IBP, inc.